

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Shou Donghua
Chief Financial Officer
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District
Beijing, 100728
The People's Republic of China

> **Re: China Petroleum & Chemical Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Filed April 20, 2021**
> **File No. 001-15138**

Dear Ms. Donghua:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2020

Item 3. Key Information
D. Risk Factors
Risks Related to Our Controlling Shareholder, page 12

1. Your disclosure on pages 70 and 71 indicates that as of April 15, 2021, Sinopec Group Company was your controlling shareholder and owned 68.77% of your outstanding equity. Please revise to provide this information as more prominent disclosure in your filing and to provide specific disclosure that identifies who controls Sinopec Group Company.

Risks Relating to the PRC, page 13

2. We note the risk factor disclosures presented under the section titled "Risks Relating to the PRC" on page 13. Please revise to present these disclosures more prominently in your filing by placing them towards the forepart of the Risk Factors section.

3. We note the risk factor on page 13 titled "Government regulations may limit our activities and affect our business operations" and discussion of the various "control mechanisms" the PRC government exercises over the petroleum and petrochemical industry in China. Expand the disclosure under this risk factor to also provide specific and prominent disclosure about the legal and operational risks associated with operating in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

4. We note the risks identified within the risk factor on page 13 titled "Government regulations may limit our activities and affect our business operations." Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to provide specific and prominent disclosure highlighting the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs.

5. We note the risk factor on page 13 titled "The PRC governmental authorities, from time to time, audit or inspect our ultimate controlling shareholders. We cannot predict the impact, if any, of their outcome on our reputation, business and financial condition as well as the trading prices of our ADSs and H Shares." Revise the disclosure under this risk factor to also provide specific and prominent disclosure about the risks that operating in China poses to investors. In particular, describe the regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs.

Item 4. Information on the Company
B. Business Overview
Exploration and Production, page 19

6. Expand your acreage disclosure to include material concentrations of expiring gross and net undeveloped acreage by geographical area. Refer to the disclosure requirements in Items 1201(d) and 1208(b) of Regulation S-K.

7. You disclose certain information in your filing for areas located outside China as a single line item described as "Overseas" on pages 19 through 24. Items 1202(a)(2); 1204(a), (b)(1) and (b)(2); 1205(a)(1) and (a)(2); 1206(a); and 1208(a) and (b) of Regulation S-K

require disclosure by geographic area. Provide us with a list of the individual continents and the individual countries located in each continent for the geographic areas located outside China and tell us your proposed disclosure revisions to address the geographic area requirements in the Regulation S-K Items listed above.

Please similarly revise your disclosure of the Supplemental Information on Oil and Gas Producing Activities (Unaudited) on pages S-1 through S-8 for "Other Countries" to present the information required by FASB ASC 932-235-50-3 through 50-35A by separate geographic areas.

Refer to the disclosure requirements in Item 1201(d) of Regulation S-K and FASB ASC 932-235-50-6 through 50-11B for further clarification or guidance regarding disclosure by geographic area.

8. Expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for reserves estimates from material properties included in the total reserves disclosed. Refer to Item 1202(a)(6) of Regulation S-K.

9. Your disclosure of proved undeveloped reserves does not identify the changes that occurred other than the transfers of proved undeveloped reserves to proved developed. Expand your disclosure to address the material changes relating to such factors as revisions of previous estimates, improved recovery, extensions and discoveries, and purchases and sales, in addition to the transfers to proved developed that occurred during fiscal 2020. Your disclosure should reconcile the overall change for each line by separately identifying and quantifying each factor, including offsetting factors accompanied by a narrative explanation, so that the changes in net proved undeveloped reserves between periods are fully explained. In particular, disclosure relating to revisions in previous estimates should identify such individual underlying factors as changes caused by economic factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in Item 1203(b) of Regulation S-K.

10. Expand your disclosure to include an explanation of the reason(s) that proved undeveloped reserves in individual fields or countries remain undeveloped for more than five years after initial disclosure. Refer to Item 1203(d) of Regulation S-K and C&DI 131.03.

11. Tell us if your disclosure of crude oil proved reserves, average daily crude oil production, and average realized sales price per barrel of crude oil combines natural gas liquids with crude oil and condensate. If your reserves and production figures include material amounts of natural gas liquids, expand your disclosure to clarify these amounts and provide separate disclosure of the average realized price for natural gas liquids sold. This comment applies to the comparable disclosure of proved reserves, production, and the

average sales price per unit of natural gas liquids sold provided throughout your filing, including the disclosures as applicable on pages S-5 and S-6. Refer to Regulation S-K Items 1202(a), 1202(a)(4), and 1204(b)(1), and FASB ASC 932-50-4 and 50-5, respectively.

12. Tell us if your disclosure of proved reserves and production include volumes consumed in operations as fuel. If your proved reserves and production include material amounts of fuel consumed in operations, expand your disclosure to clarify the amounts by individual product type of crude oil/condensate and natural gas. This comment applies to the comparable disclosure of proved reserves and production provided throughout your filing, including the disclosures on pages S-5 and S-6. Refer to Instruction 2 to Item 1204 of Regulation S-K and FASB ASC 932-50-10.

13. Your average realized natural gas prices are disclosed as per cubic meter; however, the related natural gas production volumes and proved reserves are disclosed in standard cubic feet. Revise your disclosure to provide consistent sales price units with your natural gas production and proved reserves volumes. Refer to Item 1204(b)(1) of Regulation S-K.

14. The disclosure relating to the numbers of wells drilled in 2020 does not clarify if the figures are gross or net. If these are gross wells, revise your disclosure to additionally provide net wells drilled. Refer to Item 1205(a)(1) and (a)(2) of Regulation S-K.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table IV: Reserve Quantities Information, page S-4

15. Your disclosure of the changes in proved reserves does not include a narrative explanation of the significant changes that occurred during each of the periods presented. Expand your disclosure to address the overall change for each line item in the tabular reconciliation presented on pages S-5 and S-6 by separately identifying and quantifying each factor, including offsetting factors, so that the changes in net proved reserves between periods are fully explained. In particular, disclosure relating to revisions in previous estimates should identify individual underlying factors as changes caused by economic factors such as costs and commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan. Refer to the disclosure requirements in FASB ASC 932-235-50-5.

Supplemental Information on Oil and Gas Producing Activities (Unaudited)
Table V: Standardized Measure of Discounted Future Net Cash Flows, page S-7

16. Expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

17. If the estimated future costs to settle your asset retirement obligations (including the costs

related to your proved undeveloped reserves) have not been included, tell us the dollar amounts, both undiscounted and discounted at ten percent, for each of the periods presented. Explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation